UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For: News Releases as of December 13, 2006

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION
 (Exact name of Registrant as specified in its charter)

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☒

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

FOR IMMEDIATE RELEASE

FIRST DRILLING RESULTS FROM 2006 UNDERGROUND PROGRAM
AT PRAIRIE CREEK

Vancouver - December 6, 2006 -- Canadian Zinc Corporation (“TSX-CZN”) is pleased to report the assay results of the first two underground diamond drill holes from the Company’s 100% owned Prairie Creek Mine in the Northwest Territories, where Hole 001 reported an intersection of 4.6 metres grading 23.87% zinc, 9.11% lead and 5 oz/t silver.

2006 Underground Diamond Drilling Program

The 2006 underground drill program at the Prairie Creek mine is focused on further defining the Main Zone (Zone 1-3) of mineralization in order to upgrade the resource category where previous wide spaced surface diamond drilling has outlined a large inferred mineral resource. The bulk of this drilling is targeted on detailing the vein style mineralization, however some deeper drilling exploring for additional stratabound mineralization is also planned.

Access to underground drilling has been provided through the establishment of a new 400 metre decline tunnel which has been driven from the existing lower level underground working. The decline is expected to reach its 2006 targeted length before the Christmas holiday break. Five new drill stations on 50 metre section lines have been established along the decline. Over 50 drill holes are planned from the decline totaling up to 10,000 metres of coring.

The underground drilling commenced from the first drill station, located on the 50650N section line, testing from the 864 metre elevation of the drill station down to below the 600 metre elevation for both vein and stratabound mineralization.

So far nine holes totaling 1610 metres of core have been completed from this station. A ring of six holes were completed on section 650N and three oblique holes towards section 600N. Drilling continues with three additional holes on the 600N section to complete the proposed drilling at this station. Drill holes vary in dip from +10° to -90° and length and from 120 metres to over 280 metres.

Underground Diamond Drill Results

Assay results have been received for the first two holes:

Hole Number	From (m)	To (m)	Int (m)	Pb %	Zn %	Ag gm/t	Cu %
PCU-06-001	90.37	94.96	4.59	9.11	23.87	169	0.421
PCU-06-002	96.71	98.51	1.80	5.82	1.80	55	0.139

Drill hole PCU-06-001 reported exceptional grades and widths. Hole PCU-06-002 intersected the vein but encountered drilling problems with only 40% core recovery in the vein area.

The current phase of drilling is proposed to continue throughout the first quarter of 2007. Results will be reported periodically as assay batches are received and analyzed. For the first time in many years the Prairie Creek mine is being kept open throughout the winter months to enable this underground drilling program.

The drill core samples were cut by diamond saw and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis. Fire Assay for Ag values >50 gpt is pending. Standards, duplicates and blanks were inserted and included in the analysis. Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-200
E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com

PRESS RELEASE

FOR IMMEDIATE RELEASE

Stock Options Granted

Vancouver - December 13, 2006 -- Canadian Zinc Corporation (“TSX-CZN”) announces that the Board of Directors has approved the grant, subject to regulatory approval, of incentive stock options under the Company’s 10% Rolling Stock Option Plan to Officers and Directors of the Company on a total of 1,200,000 shares, exercisable at the price of $0.90 per share until December 13, 2011.

Canadian Zinc has currently 107,590,212 shares outstanding and, including the grant approved today, a total of 4,780,000 shares subject to option outstanding under the Stock Option Plan.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential. The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 - 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-200

E-mail: invest@canadianzinc.com Website:  www.canadianzinc.com